UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-41130

VACASA, INC.
(Exact name of registrant as specified in its charter)

850 NW 13th Avenue
Portland, Oregon 97209
(503) 946-3650
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Common Stock, par value $0.00001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One*
*Explanatory Note: Effective as of April 30, 2025, pursuant to that certain Agreement and Plan of Merger, dated as of December 30, 2024, as amended by Amendment No. 1 thereto, dated as of March 17, 2025, and Amendment No. 2 thereto, dated as of March 28, 2025, by and among Vacasa, Inc. (“Vacasa”), Vacasa Holdings LLC (“Vacasa LLC”), Casago Holdings, LLC (“Parent”), Vista Merger Sub II Inc. (“Company Merger Sub”) and Vista Merger Sub LLC (“LLC Merger Sub”), Parent acquired Vacasa through the mergers of (i) LLC Merger Sub with and into Vacasa LLC, with Vacasa LLC surviving such merger as a subsidiary of Parent, and (ii) Company Merger Sub with and into Vacasa, with Vacasa surviving such merger as a wholly owned subsidiary of Parent and Vacasa LLC indirectly becoming a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vacasa, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VACASA, INC.

Date: May 12, 2025	By:	/s/ Steve Schwab
	Name:	Steve Schwab
	Title:	Chief Executive Officer